Exhibit 99.3

Certification of Periodic Financial Reports

I, Dr. Klaus Jürgen Schmieder, of Messer Griesheim Holding AG (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)          The Company’s Report on Form 20-F for the period ended December 31, 2002 (the “Report”) which this statement accompanies fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2)          The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:	27 March, 2003

/s/ Klaus Jürgen Schmieder
Dr. Klaus Jürgen Schmieder
Chief Executive Officer